

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 16, 2024

Jeffrey R. Knudson
Chief Financial Officer
AMN Healthcare Services, Inc.
2999 Olympus Boulevard, Suite 500
Dallas, TX 75019

      Re: AMN Healthcare Services, Inc.
             Form 10-K for Fiscal Year Ended December 31, 2023
             File No. 001-16753

Dear Jeffrey R. Knudson:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                             Sincerely,

                             Division of Corporation Finance
                             Office of Trade & Services